EXHIBIT 99.10

CONSENT OF CRAIG RICHARDS

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Craig Richards, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso Technical Report” dated effective December 31, 2021, evaluating the Yaramoko Mine of the Company (the “Yaramoko Report”), and the information contained in the Yaramoko Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission; and

2.	the use of my name, Craig Richards, and reference to my name, and the technical information relating to the updated Mineral Reserve estimate for the Yaramoko Mine contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2021 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission.

Dated: March 31, 2022

“Craig Richards”

Craig Richards, P.Eng.